U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                       Casino Management of America, Inc.
                 (Name of Small Business Issuer in Its Charter)

           Nevada                                       33-0581224
(State or Other Jurisdictions of           (I.R.S. Employer Identification No.)
Incorporation or Organization)

4695 MacArthur Court, #530, Newport Beach, California           92660
     (Address of Principal Executive Offices)                 (Zip Code)

                                 (949) 833-2094
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act:            None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock,  par value $.01
                        (Title of Class)


                                                        [H:\CMA\10SB\1999-6.wpd]

                              INFORMATION STATEMENT

                        CASINO MANAGEMENT OF AMERICA INC.
                          COMMON STOCK, PAR VALUE $.01

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY


         THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY SUCH OFFERING MAY ONLY BE MADE BY MEANS OF A SEPARATE PROSPECTUS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND OTHERWISE
         IN COMPLIANCE WITH APPLICABLE LAW.


         The date of this Information Statement is March 6, 2000.



                                                        [H:\CMA\10SB\1999-6.wpd]

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

Business Development

     Casino Management of America, Inc., a Nevada corporation ("CMA") was incorporated in Utah on June 23, 1993. On February 28, 1998, pursuant to a Merger Agreement, CMA merged with Casino Management of America, Inc., a Nevada corporation, for the purpose of changing the corporate domicile from Utah to Nevada.

     Resorts was originally organized in 1989 to succeed the business of the Nona Morelli Limited Partnership which operated a restaurant from 1986 through 1989 and manufactured and marketed specialty Italian food products. During its fiscal year ended June 30, 1993 as a result of a number of acquisitions and investments in the areas of food, gaming and real estate, Resorts was restructured to operate as a holding company. During fiscal 1994, all of Resort's food, gaming and real estate investments were assigned to and operated by newly formed subsidiaries. CMA received all of Resort's domestic gaming investments and related assets.

Business of Issuer

     CMA's historical domestic gaming related assets and operations have been conducted by a former subsidiary, Group V Corporation (currently, TotalAxcess.com, Inc. and formerly, NuOasis Gaming, Inc.), a Delaware corporation ("GRPV"), formerly E.N. Phillips Company ("ENP"), which is a publicly-held company whose shares are traded on the Electronic Bulletin Board. During fiscal 1997, CMA sold the majority of its equity and voting control of GRPV, consisting of common and preferred stock of GRPV. At the close of its fiscal year ended June 30, 1997 ("fiscal 1997"), CMA held approximately 10% voting control of GRPV. Subsequent to the close of fiscal 1997, CMA entered into an agreement to sell its remaining interest in the common stock, preferred stock and certain warrants to purchase common stock of GRPV.

     CMA is presently inactive and has not conducted any business since 1997. On or about September 1999, the directors determined that CMA should become active and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. CMA is considered a development stage company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that CMA will be able to carry out its activities profitably.

     CMA is voluntarily filing its registration statement on Form 10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning CMA. In addition, management believes that this may make CMA more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, CMA is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. CMA intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of CMA will become subject to the same reporting requirements as CMA upon consummation of any such business combination. Thus, in the event that CMA successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal year, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

Source of Business Opportunities

     CMA intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. CMA may investigate and ultimately acquire a venture that is it its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which CMA may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that CMA could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation Criteria

     Once CMA has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of CMA's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that CMA may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

     In evaluating such potential business opportunities, CMA will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to CMA and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because CMA has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to CMA may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

     Presently, CMA cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which CMA participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of CMA and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. CMA may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, CMA does not intend to participate in opportunities through the purchase of minority stock positions.

     Because CMA has not yet identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. CMA is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. CMA will be in direct competition with these other public companies in its search for business opportunities and, due to CMA's lack of funds, it may be difficult to successfully compete with these other companies.

     As of this date, CMA does not have any employees and has no plans for retaining employees until such time as CMA's business warrants the expense, or until CMA successfully acquires or merges with an operating business.

     CMA's office is located at 4695 MacArthur Court, Suite 530, Newport Beach, CA 92660.

     CMA will voluntarily send an annual report, including audited financial statements, to its security holders.

     CMA will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

     During the next twelve months, CMA will actively seek out and investigate possible opportunities with the intent to acquire and merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because CMA lacks funds, it may be necessary for the officers and directors to either advance funds to CMA or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible.

     Management's discretion is unrestricted, and CMA may participate in any business whatsoever that may in the opinion of management meet the business objectives discussed herein. Indeed, CMA may effectuate a business combination with another business outside the United States. CMA has not limited the scope of its search to a particular region. CMA does not intend to utilize any notices or advertisements in its search for business opportunities.

     CMA's officers and directors will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that the existing stockholders are aware of any potential business acquisition candidates, they will also refer these to CMA. CMA recognizes that as a result of its limited financial, managerial or other resources, the number of suitable potential businesses that may be available to it will be extremely limited. CMA's principal business objective will be to seek long-term growth potential in the business in which it participates rather than immediate, short-term earnings. In seeking to attain its business objectives CMA will not restrict its search to any particular industry. Rather, CMA may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Management may also seek to become involved with other development stage companies or companies that could be categorized as "financially troubled." At the present time, CMA has not chosen the particular area of business in which it proposes to engage and has not conducted any market studies with respect to business property or industry.

     As of the date hereof, CMA has not made any arrangements or definitive agreements to use outside advisors or consultants to raise any capital. In the event CMA does need to raise capital most likely the only method available to CMA would be the private sale of its securities. Because of the nature of CMA as a development stage company, it is unlikely it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that CMA will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to CMA.

     CMA does not intend to use any employees, with the exception of part-time clerical assistance on an as- needed basis. Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or for a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.        DESCRIPTION OF PROPERTY.

     Although CMA does not own or control any material property, CMA will maintain its business address at 4695 MacArthur Ct., Ste. 530, Newport Beach, CA 92660. CMA currently subleases these offices from an affiliate, NuVen Advisors, LP ("NuVen"), as part of the Advisory and Management Agreement with NuVen.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Security Ownership of Beneficial Owners

(1) Title of Class   (2) Name and Address   (3) Amount and Nature    (4) Percent
                       of Beneficial Owner   of Beneficial Ownership    of Class


Common Stock          NuOasis Resorts, Inc.      812,000 shares of         100%
                      4695 MacArthur Ct.,        $.01 par value
                      Suite 530
                      Newport Beach, CA
                      92660

Preferred Stock       NuOasis Resorts, Inc.      300,000 shares of         100%
                      4695 MacArthur Ct.,        $.01 par value
                      Suite 530
                      Newport Beach, CA
                      92660

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Identification of Directors and Executive Officers

     CMA, pursuant to its Bylaws is authorized to maintain a one to nine (1-9) member Board of Directors, and executive officers as needed. The directors and officers for fiscal 1999 were as follows:

                        Position
   Name               Held with CMA      Age       Dates of Service
---------------- ---------------------  -----  ----------------------------

Fred G. Luke             Director         53      June 14, 1993 to present
                         President

Jon L. Lawver            Director         61      June 29, 1998 to present
                         Secretary

     All directors of CMA hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies in the Board of Directors are filled by the remaining members of the Board until the next annual meeting of shareholders. The officers of CMA are elected by the Board of Directors at its first meeting after each annual meeting of CMA's shareholders and serve at the discretion of the Board of Directors or until their earlier resignation or death.

Business Experience

     The following is a brief account of the business experience during the past five years of each director, director nominee and executive officer of CMA, and the members of its Advisory Board, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

Fred G. Luke

     Mr. Fred G. Luke has been a director and an officer of CMA since June 1993. Mr. Luke has more than twenty-nine years of experience in domestic and international financing and management of private and publicly held companies. Since 1982, Mr. Luke has provided consulting services and has served, for brief periods lasting usually not more than six months, as Chief Executive Officer and/or Chairman of the Board of various publicly held and privately held companies in conjunction with financial and corporate restructuring services. In addition to his position with CMA, Mr. Luke currently serves as Chairman and President of NuVen, an affiliate. Mr. Luke received a Bachelor of Arts Degree in Mathematics from California State University, San Jose in 1969.

Jon L. Lawver

     Mr. Lawver has served as Secretary of CMA since June 1998. Mr. Lawver has been President and director of the Fantastic Foods International, Inc., a wholly owned subsidiary of NuOasis Resorts, Inc., since June 1993. Mr. Lawver has twenty-two (22) years of experience in the area of bank financing where he has assisted companies in locating financing for small to medium size companies primarily for expansion requirements. While assisting companies with their financing requirements, Mr. Lawver has been under consulting contracts through
J. L. Lawver, Corp., a financial consulting firm, which he formed in 1973, after an 11-year career with Bank of America, NT&SA (the "Bank"). He began his employment with the Bank in l961 and ended his employment in 1972 as Branch Manager of three of the Bank's offices. Since 1988, Mr. Lawver has also served as president and director of Eurasia Finance & Development Corp., a private finance and equipment leasing company and has served as officer and director of Virtual Enterprises, Inc. (formerly The Toen Group, Inc.), a transitional stage of the multimedia industry. Mr. Lawver has a Bachelor of Science degree from the Widener University and has completed graduate courses with the American Institute of Banking and University of California at Los Angeles.

Involvement in Certain Legal Proceedings

During the past five years, no director or officer of CMA has:

(1) Filed or has filed against him a petition under the fede al bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an executive officer at or within two years before such filings.

(2) Been convicted in a criminal proceeding.

(3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competant jurisdiction, permanently or temporarily enjoining such person from,or otherwise limiting his involvement in any type of business, securities or banking activities.

(4) Been found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission ("FTC") to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.

Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires CMA's directors and officers and persons who own more than 10 percent of CMA's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish CMA with copies of all
Section 16(a) reports filed.

     Based solely on its review of the copies of the reports it received from persons required to file, CMA believes that during fiscal 1999, all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table

Officers do not receive compensation for their service.

Stock Options

N/A

Compensation of Directors

     CMA has no standard arrangement for the compensation of directors or their committee participation or special assignments. CMA has established an Advisory Board to assist the Board of Directors. Members of the Advisory Board are typically compensated at the approximate rate of $1,000 per month.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In January 1998, the Company entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors, Inc., an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Agreement, the Company is required to pay $3,000 per month, plus expenses, in exchange for NuVen Advisors, Inc.'s assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 5% of the value of each business opportunity (as defined) introduced by NuVen Advisors, Inc. The Agreement had an initial term of five years, but was canceled effective July 1, 1999 and was replaced with a revised agreement described below. In connection with the Agreement, the Company has recorded $36,000 and $39,000 of consulting expenses during the years ended June 30, 1999 and 1998, respectively. The Agreement was terminated by written mutual consent on or about June 30, 1999.

     Effective July 1, 1999, CMA entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors, LP, an entity owned by Fred G. Luke and Jon L. Lawver, officers of CMA and officers of NuOasis. Pursuant to the terms of the Agreement, CMA is required to pay $3,500 per month, plus expenses, in exchange for NuVen Advisors, LP's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, CMA is required to pay a fee equal to 10% of the asset value or investment made in CMA resulting from NuVen Advisors LP's efforts, and a fee equal to 5% of the proceeds received by CMA in connection with a sale of its assets. In addition, CMA granted a fully vested option to NuVen Advisors, LP to purchase 500,000 shares of CMA's common stock at $0.50 per share. The Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party.

     As of June 30, 1999, the Company had an aggregate of $1,287,345 due from its parent NuOasis and affiliates of the parent. These entities are affiliated to NuOasis through common ownership. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms, except for the note receivable due from NuOasis.

     As of June 30, 1999, the Company also had $39,200 due from an officer, which includes accrued interest of $4,200. Such amount was due on June 30, 1998, bears interest at 12% per annum, and is not collateralized.

     In addition, the Company has an aggregate of $188,510 due to NuOasis and NuVen Advisors, Inc., an entity owned by officers of NuOasis and the Company.

     During the year ended June 30, 1999, the Company exchanged 200,000 shares of NuOasis common stock with NuVen Advisors, Inc. for a reduction of amounts owed of $6,420.


ITEM 8.           DESCRIPTION OF SECURITIES.

     The capitalization of CMA is, as of the date hereof, comprised of 70,000,000 shares of $.01 par value common stock and 5,000,000 shares of $.01 par value preferred stock, of which approximately 812,500 shares of common stock are presently issued and outstanding, and owned beneficially and of record by NuOasis Resorts, Inc.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There is currently no public market for CMA common stock.

ITEM 2.       LEGAL PROCEEDINGS.

     CMA is not and has not been a party to any legal proceedings, nor is aware of any disputes that may result in legal proceedings.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

CMA has had no changes in and/or disagreements with its accountants.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

N/A

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Nevada law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such person against liability under the Securities Act of 1933. A true and correct copy of Section 78.7502 of Nevada Revised Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 12.

     In addition, Section 78.037 of the Nevada Revised Statutes and CMA's Articles of Incorporation and Bylaws provide that a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty as a director except for liability (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) for the payments of distribution in violation of Nevada Revised Statute 78.300.

     The effect of these provisions may be to eliminate the rights of CMA and its stockholders (through stockholders' derivative suit on behalf of CMA) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) - (b) of the preceding paragraph.

                                    PART F/S

The following financial statements are attached to this report and filed as a part thereof:

         Index to Financial Statements.......................................F-1
         Independent Auditors' Report........................................F-2
         Balance Sheets......................................................F-3
         Statements of Operations and Comprehensive Income (Loss)............F-4
         Statements of Stockholder's Equity (Deficit)........................F-5
         Statements of Cash Flows............................................F-6
         Notes to Financial Statements.......................................F-7

                                    PART III

Item 1.                   Index to Exhibits

3.1           Articles of Incorporation of Casino Management of America, Inc.

3.2           By-laws of Casino Management of America, Inc.

4.1           Form of Common Stock Certificate

10.1          Advisory Agreement with NuVen Advisors, Limited Partnership

23.1          Consent of Independent Auditors

27.           Financial Data Schedule

99.1          Additional Exhibits [Nevada Revised Statutes Section 78.7502]

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, CMA has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Casino Management of America, Inc.




Date: March 6, 2000                By:     /s/ Fred G. Luke
                                   Name:   Fred G. Luke
                                   Title:  President, Director


                                   By:     /s/ Jon Lawver
                                   Name:   Jon L. Lawver
                                   Title:  Secretary, Principal Accounting
                                           Officer and Director

                       CASINO MANAGEMENT OF AMERICA, INC.

                          Index to Financial Statements





Description                                                                 Page

Independent Auditors' Report.................................................F-2

Balance Sheets as of December 31, 1999 (unaudited) and June 30, 1999.........F-3

Statements of Operations and Comprehensive Income (Loss) for the
   Six Months Ended December 31, 1999 and 1998 (unaudited), and the Years Ended June 30, 1999 and 1998....................................F-4

Statements of Stockholder's Equity (Deficit) for the Six Months Ended
   December 31, 1999 (unaudited), and the Years Ended
   June 30, 1999 and 1998....................................................F-5

Statements of Cash Flows for the Six Months Ended December 31, 1999
   and 1998 (unaudited), and the Years Ended June 30, 1999 and 1998..........F-6

Notes to Financial Statements................................................F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Casino Management of America, Inc.
Newport Beach, California

     We have audited the accompanying balance sheet of Casino Management of America, Inc. (the "Company") as of June 30, 1999, and the related statements of operations and comprehensive income (loss), stockholder's equity (deficit) and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1999, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no operations and limited liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                       /s/  HASKELL & WHITE LLP
                                                            HASKELL & WHITE LLP

Newport Beach, California
November 18, 1999

                       CASINO MANAGEMENT OF AMERICA, INC.

                                 Balance Sheets






                                              December 31, 1999
ASSETS                                           (unaudited)       June 30, 1999
Current assets:
      Cash                                        $        45        $       45
      Due from officer (Note 2)                        39,200            39,200
TOTAL ASSETS                                      $    39,245        $   39,245
LIABILITIES AND STOCKHOLDER'S EQUITY
(DEFICIT)
Current liabilities:
      Accounts payable and accrued expenses       $       150        $      150
      Due to affiliates (Notes 2 and 5)               209,510           188,510
         Total current liabilities                    209,660           188,660
Commitments and contingencies  (Note 5)
Stockholder's equity (deficit) (Note 3):
      Common stock, $.01 par value;
         70,000,000 shares authorized;
         812,500 shares issued and outstanding          8,125             8,125
      Preferred stock, $.01 par value;
         5,000,000 shares authorized;
         300,000 shares issued and outstanding          3,000             3,000
      Additional paid-in-capital                    7,530,032         7,530,032
      Due from affiliates (Note 2)                 (1,202,408)       (1,202,408)
      Receivable from stockholder                     (84,937)          (84,937)
      Accumulated deficit                          (6,424,227)       (6,403,227)
           Total stockholder's equity (deficit)      (170,415)         (149,415)
TOTAL LIABILITIES AND  STOCKHOLDER'S
EQUITY (DEFICIT)                                  $   39,245         $   39,245







                 See accompanying notes to financial statements.

                       CASINO MANAGEMENT OF AMERICA, INC.

            Statements of Operations and Comprehensive Income (Loss)


                                                    For the Six Months Ended
                                                          December 31,
                                                          1999       1998      For the Years Ended June 30,
                                                      (unaudited)  (unaudited)       1999        1998
Operating expenses:
     Legal and professional fees                       $      -     $       -    $       -    $  84,683
     Management and consulting fees (Note 5)             21,000        25,047       43,047       39,000
     General and administrative expenses                      -           122          122          390
         Total operating expenses                        21,000        25,169       43,169      124,073
Other expenses (income):
      Loss on sale of marketable equity securities            -       104,230      104,230            -
      Interest income                                         -        (9,136)      (9,136)         (30)
      Interest expense                                        -             -            -           47
           Total other expenses (income)                      -        95,094       95,094           17
Loss before income tax provision                        (21,000)     (120,263)    (138,263)    (124,090)

Income tax provision                                          -             -            -            -
Net loss                                                (21,000)     (120,263)    (138,263)    (124,090)
Other comprehensive (loss) income:
     Unrealized holding loss arising during the period        -             -            -      (53,000)
     Reclassification adjustment                              -        53,000       53,000            -
Comprehensive loss                                     $(21,000)    $ (67,263)   $ (85,263)   $(177,090)
      Weighted average number of common shares
      outstanding                                       812,500       812,500      812,500      812,500
Basic and diluted loss per common share                $  (0.03)    $   (0.15)   $   (0.17)   $   (0.15)













                 See accompanying notes to financial statements.

                       CASINO MANAGEMENT OF AMERICA, INC.
                  Statements of Stockholder's Equity (Deficit)
             For the Six Months Ended December 31, 1999 (unaudited)
                 and For the Years Ended June 30, 1999 and 1998

                                                                                                    Accumulated
                                 Common Common Preferred Preferred Additional   Due     Receivable Comprehensive
                                  Stock  Stock   Stock     Stock    Paid-In     from       from       Income   Accumulated
                                 Shares Amount   Shares    Amount   Capital  Affiliates Stockholder   (Loss)     Deficit     Total
Balance at June 30, 1997        812,500 $8,125        -   $    - $7,325,032 $(1,244,208)       -   $     -    $(6,140,874)$ (51,925)
Issuance of stock for
   marketable equity securities
   and note receivable                -      -  300,000    3,000    205,000           -   (80,000)       -              -   128,000
Unrealized loss on marketable
   equity securities                  -      -        -        -          -           -         -  (53,000)             -   (53,000)
Net repayment by affiliates
                                      -      -        -        -          -      41,800         -        -              -    41,800
Net loss for the year ended
   June 30, 1998                      -      -        -        -          -           -         -        -       (124,090) (124,090)
Balance at June 30, 1998        812,500  8,125  300,000    3,000  7,530,032  (1,202,408)  (80,000) (53,000)    (6,264,964)  (59,215)
Reclassification adjustment
   related to disposition of
   marketable equity securities       -      -        -        -          -           -         -   53,000              -    53,000
Accrued interest receivable           -      -        -        -          -           -    (4,937)       -              -    (4,937)
Net loss for the year ended
   June 30, 1999                      -      -        -        -          -           -         -        -       (138,263) (138,263)
Balance at June 30, 1999        812,500  8,125  300,000    3,000 $7,530,032  (1,202,408)  (84,937)       -     (6,403,227) (149,415)
Net loss for the six months
   ended December 31, 1999
   (unaudited)                        -      -        -        -          -           -         -        -        (21,000)  (21,000)
Balance at December 31, 1999
   (unaudited)                  812,500 $8,125  300,000   $3,000 $7,530,032 $(1,202,408)$(84,937)  $     -    $(6,424,227)$(170,415)






                 See accompanying notes to financial statements.

                       CASINO MANAGEMENT OF AMERICA, INC.

                            Statements of Cash Flows



                                                              For the Six Months
                                                               Ended December 31,
                                                               1999        1998     For the Years Ended June 30,
                                                            (unaudited) (unaudited)      1999       1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                     $(21,000)  $(120,263)    $(138,263)  $(124,090)

  Adjustment to reconcile net loss to
          net cash used by operating activities:
    Loss on disposition of marketable equity securities             -     104,230       104,230           -
    Consulting services received in exchange for marketable
          equity securities                                         -       9,360         9,360           -
Increases (decreases) from changes in assets
          and liabilities:
    Due from officer                                                -           -             -     (35,000)
    Accounts payable and accrued expenses                           -           -             -         150

Net cash used by operating activities                         (21,000)    (15,810)      (33,810)   (158,940)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from disposition of marketable
          equity securities                                         -       8,170         8,170           -
Net cash provided by investing activities                           -       8,170         8,170           -
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in due from affiliates                                   -           -             -      41,800
  Increase in due to affiliates                                21,000       7,640        25,625     117,040
Net cash provided by financing activities                      21,000       7,640        25,625     158,840
Net decrease in cash                                                -           -           (15)       (100)
Cash, beginning of period                                          45          60            60         160
Cash, end of period                                          $     45   $      60     $      45   $      60
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
   Interest                                                  $      -   $      -      $       -   $       -
   Income taxes                                                     -          -              -           -

Non-cash investing and financing activities:
   Marketable equity securities, net of unrealized loss,
          and note receivable received for preferred
          stock (Note 3)                                           -           -              -     155,000
   Marketable equity securities exchanged for reduction
          in amounts owed to affiliates (Note $)             $     -    $   6,240     $   6,240   $       -

                 See accompanying notes to financial statements.

                       CASINO MANAGEMENT OF AMERICA, INC.
                          Notes to Financial Statements
                          December 31, 1999 (unaudited)
                                and June 30, 1999


(1)      Description of Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

     Casino Management of America, Inc. (the "Company") was incorporated in Utah in June 1993. In February 1998, the Company was merged into a newly formed Nevada corporation with the same name. The Company is a wholly owned subsidiary of NuOasis Resorts, Inc. ("NuOasis"), a publicly held company.

     During the years ended June 30, 1999 and 1998, the Company's activities have focused primarily on the identification of potential operating opportunities or acquisitions targets.

Unaudited Financial Information

     The accompanying interim financial statements as of December 31, 1999 and the six months ended December 31, 1999 and 1998 are unaudited but include all adjustments, consisting of only normal recurring adjustments, which management considers necessary to present fairly, in all material respects, the financial position and results of operations and cash flows for the six months ended December 31, 1999 and 1998. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. Results of the six months ended December 31, 1999 are not necessarily indicative of the results for the entire year.

Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Equity Securities

     As of June 30, 1998, the Company owned 1,000,000 shares of restricted common stock of its parent, NuOasis (Note 3). Management classified these equity securities as available-for-sale based on its intent to exchange the equity securities for other assets. In accordance with SFAS No. 115, these equity securities were presented in the June 30, 1998 balance sheet as current assets at their estimated fair market values. At June 30, 1998, the Company recorded an unrealized loss on these securities of $53,000, as their carrying values exceeded the equity securities' estimated fair market value, which was determined by considering factors such as the closing price of NuOasis' common stock on June 30, 1998, and trading restrictions on the securities. During the year ended June 30, 1999, the Company disposed of all of its shares of restricted common stock of NuOasis, and recorded a loss on sale of marketable equity securities aggregating $104,230.

                       CASINO MANAGEMENT OF AMERICA, INC.
                    Notes to Financial Statements (continued)
                          December 31, 1999 (unaudited)
                                and June 30, 1999


1. Description of Business and Summary of Significant Accounting Policies (continued)

Loss Per Share

     SFAS No. 128, "Earnings Per Share," requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share is similar to basis earnings (loss) per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock options or warrants, and the conversion of preferred stock, as if they had been issued.

     For both of the years ended June 30, 1999 and 1998, there is no difference between basic and diluted loss per common share as the Company incurred a net loss in each of these periods.

Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax assets and liabilities, are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes.

Recent Accounting Standards

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. In accordance with the provisions of this statement, the Company has adopted SFAS No. 130 in the accompanying financial statements.

                       CASINO MANAGEMENT OF AMERICA, INC.
                    Notes to Financial Statements (continued)
                          December 31, 1999 (unaudited)
                                and June 30, 1999


1. Description of Business and Summary of Significant Accounting Policies (continued)

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires public enterprises to report financial and descriptive information about its reportable operating segments, and establishes standards for related disclosures about products and services, geographic areas, and major customers. As of June 30, 1999 and 1998, management determined that the Company had only one reportable operating segment.

Going Concern and Management's Plans

     The Company has not commenced significant operations, and has limited liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these conditions are to continue searching for additional sources of capital and new operating opportunities. In the interim, the Company will continue operating with minimal overhead, and key administrative and management functions will be provided by consultants, NuOasis or NuVen Advisors, Inc. (Note 5). Accordingly, the accompanying financial statements have been presented under the assumption the Company will continue as a going concern.

2.        Related Party Transactions

     As of June 30, 1999, the Company had an aggregate of $1,287,345 due from its parent NuOasis and affiliates of the parent. These entities are affiliated to NuOasis through common ownership. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms, except for the note receivable due from NuOasis discussed in Note 3.


     As of June 30, 1999, the Company also had $39,200 due from an officer, which includes accrued interest of $4,200. Such amount was due on June 30, 1998, bears interest at 12% per annum, and is not collateralized.

     In addition, the Company has an aggregate of $188,510 due to NuOasis and NuVen Advisors, Inc., an entity owned by officers of NuOasis and the Company. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms. The Company also has an Advisory and Management Agreement with NuVen Advisors, Inc. (Notes 5 and 6).

     During the year ended June 30, 1999, the Company exchanged 200,000 shares of NuOasis common stock with NuVen Advisors, Inc. for a reduction of amounts owed of $6,240.

3.        Equity Transactions

Issuance of Preferred Stock

     In March 1998, the Company issued 300,000 shares of its undesignated Preferred Stock to NuOasis. In exchange for the 300,000 shares of undesignated Preferred Stock, the Company received 1,000,000 shares of NuOasis' common stock and an $80,000 note receivable. As of June~30, 1999, the note receivable outstanding, plus accrued interest of $4,937, aggregated $84,937. The note receivable bears interest at 6%, is uncollateralized and is due in April 2001.

                       CASINO MANAGEMENT OF AMERICA, INC.
                    Notes to Financial Statements (continued)
                          December 31, 1999 (unaudited)
                                and June 30, 1999


3.        Equity Transactions (continued)

Stock Split

     In April 1998, the Company effected a 9.23 for one reverse common stock split. Related common stock and per share amounts have been retroactively adjusted in the accompanying financial statements.

4.        Income Taxes

     Because the Company has substantially no assets or liabilities at June 30, 1999 or 1998, and presently has conducted no significant operations, the Company has recorded no deferred tax assets or liabilities, and has recorded no provision for income taxes in the accompanying financial statements. As of June 30, 1999, the Company has approximately $262,000 and $260,000 each of federal and state net operating loss carryforwards, which begin to expire in 2013 and 2003, respectively.

     The Tax Reform Act of 1986 contains certain provisions which may substantially limit the availability of the net operating loss carryforwards if there is a greater than 50% change in ownership during a three-year period. The limitation is based on the value of the Company on the date that the change in ownership occurs, and the ultimate realization of any loss carryforwards is dependent on the extent of the limitation, and the future profitability of the company.

5.        Commitments and Contingencies

Year 2000

     The Company does not believe that the impact of the year 2000 computer issue will have a significant impact on its operations or financial position. Furthermore, the Company does not believe that it will be required to significantly modify its internal computer systems. However, if internal systems do not correctly recognize date information in the year 2000, there could be an adverse impact on the Company's operations. Furthermore, there can be no assurance that another entity's failure to ensure year 2000 capability would not have an adverse effect on the Company.


Advisory and Management Agreement

     In July 1994, and amended in January 1998, the Company entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors, Inc., an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Agreement, the Company is required to pay $3,000 per month, plus expenses, in exchange for NuVen Advisors, Inc.'s assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 5% of the value of each business opportunity (as defined) introduced by NuVen Advisors, Inc. The Agreement had an initial term of five years, but was canceled effective July 1, 1999 and was replaced with a revised agreement described in Note 6. In connection with the Agreement, the Company has recorded $36,000 and $39,000 of consulting expenses during the years ended June 30, 1999 and 1998, respectively. The Agreement was terminated by written mutual consent on or about June 30, 1999.

                       CASINO MANAGEMENT OF AMERICA, INC.
                    Notes to Financial Statements (continued)
                          December 31, 1999 (unaudited)
                                and June 30, 1999


6.        Subsequent Event

     Effective July 1, 1999, the Company entered into a revised Advisory and Management Agreement (the "Revised Agreement") with NuVen Advisors, Limited Partnership, an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Revised Agreement, the Company is required to pay $3,500 per month, plus expenses, in exchange for NuVen Advisors, LP's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 10% of the asset value or investment made in the Company resulting from NuVen Advisors, Limited Partnership's efforts, and a fee equal to 5% of the proceeds received by the Company in connection with a sale of its assets. In addition, the Company granted a fully vested option to NuVen Advisors, Limited Partnership to purchase 500,000 shares of the Company's common stock at $0.50 per share. The Revised Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party.